SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U305	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,123,638
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,123,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,638
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 11 Pages

CUSIP No. 69423U305	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Michael Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,350
	6	SHARED VOTING POWER 1,123,638
	7	SOLE DISPOSITIVE POWER 14,350
	8	SHARED DISPOSITIVE POWER 1,123,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 11 Pages

CUSIP No. 69423U305	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS David Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,402
	6	SHARED VOTING POWER 1,123,638
	7	SOLE DISPOSITIVE POWER 5,402
	8	SHARED DISPOSITIVE POWER 1,123,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,040
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 11 Pages

CUSIP No. 69423U305	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Jonathan Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,123,638
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,123,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,638
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 11 Pages

CUSIP No. 69423U305	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group General, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,123,638
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,123,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,638
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 6 of 11 Pages

CUSIP No. 69423U305	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Candlewood Special Situations General, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 918,049
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 918,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,049
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 7 of 11 Pages

CUSIP No. 69423U305	13G	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS Candlewood Special Situations Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 8 of 11 Pages

CUSIP No. 69423U305	13G	Page 9 of 11 Pages

Item 1(a).	Name of Issuer: Pacific Ethanol, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Capitol Mall, Suite 2060

Sacramento, CA 95814

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by:

i.	Candlewood Special Situations Master Fund, Ltd. (the “Special Situations Fund”).

ii.	Candlewood Special Situations General, LLC (the “Fund GP”).

iii.	Candlewood Investment Group, LP (the “Investment Manager”).

iv.	Candlewood Investment Group General, LLC (the “Manager GP”).

v.	Mr. Michael Lau, Mr. David Koenig and Mr. Jonathan Weiss (collectively, the “Managing Partners”) (the Managing Partners, together with the Special Situations Fund, the Fund GP, the Investment Manager and the Manager GP, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

Item 2(c).	Citizenship:

Special Situations Fund:	Cayman Islands
Fund GP:	Delaware
Investment Manager:	Delaware
Manager GP:	Delaware
Managing Partners:	United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number: 69423U305

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Page 9 of 11 Pages

CUSIP No. 69423U305	13G	Page 10 of 11 Pages

The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The percentage set forth in row 11 is based on 43,970,775 outstanding shares of Common Stock as of November 8, 2017, as reported in the Issuer’s Form 10-Q filed on November 9, 2017. Two private investment funds advised by the Investment Manager directly hold the shares of Common Stock. The Fund GP serves as general partner to one of these private investment funds. The Manager GP serves as general partner to the Investment Manager. The Managing Partners are managing partners of the Investment Manager.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The private investment funds advised by the Investment Manager that directly hold the shares of Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP, the Manager GP and the Managing Partners (other than shares of Common Stock for which a Managing Partner has sole voting and dispositive power).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

CUSIP No. 69423U305	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Jonathan Weiss
Jonathan Weiss

Page 11 of 11 Pages